Exhibit 99.3

China Rapid Finance Limited

CHINA RAPID FINANCE LIMITED
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON DECEMBER 18, 2018

Notice is hereby given that China Rapid Finance Limited, a Cayman Islands company (the “Company”), will hold its annual general meeting of shareholders at 10:00 a.m., local time, on December 18, 2018 (the “Annual General Meeting”) at the Company’s corporate office located at 5th Floor, Building D, BenQ Plaza, 207 Songhong Road, Changning District, Shanghai 200335, People’s Republic of China, to consider and, if thought fit, to pass, the following resolution:

As an ordinary resolution, THAT the appointment of the independent auditor PricewaterhouseCoopers ZhongTian LLP for the fiscal year ending December 31, 2018 be ratified, confirmed, approved and adopted.

You can find more information about each of these items in the attached proxy statement. Only holders of Class A Ordinary Shares or Class B Ordinary Shares (collectively, “Ordinary Shares”) registered in the register of members at the close of business on November 13, 2018, New York time, can vote at the Annual General Meeting or at any adjournment that may take place.  If you are a holder of American Depositary Shares, please see the discussion in the attached proxy statement under the heading “Voting by Holders of American Depositary Shares.”

We cordially invite all holders of Ordinary Shares to attend the Annual General Meeting in person. However, holders of Ordinary Shares entitled to attend and vote are entitled to appoint a proxy to attend and vote instead of such holders. A proxy needs not be a shareholder of the Company.  Holders of Class B Ordinary Shares may not appoint another holder of Class B Ordinary Shares as its proxy.  If you are a holder of Ordinary Shares and whether or not you expect to attend the Annual General Meeting in person, please mark, date, sign and return the enclosed form of proxy as promptly as possible to ensure your representation and the presence of a quorum at the Annual General Meeting.  If you send in your form of proxy and then decide to attend the Annual General Meeting to vote your Ordinary Shares in person, you may still do so. Your proxy is revocable in accordance with the procedures set forth in the proxy statement. The

5th Floor, Building D, BenQ Plaza, 207 Songhong Road, Changning District, Shanghai 200335, People’s Republic of China

Telephone: +86 021 6032 5999

China Rapid Finance Limited

enclosed form of proxy is to be delivered to the attention of Mr. Kevin Kong, China Rapid Finance Limited, 5th Floor, Building D, BenQ Plaza, 207 Songhong Road, Changning District, Shanghai 200335, People’s Republic of China, and must arrive no later than the time for holding the Annual General Meeting or any adjournment thereof.  This notice of the Annual General Meeting of Shareholders and the attached proxy statement are also available through our website at http://ChinaRapidFinance.InvestorRoom.com.

By Order of the Board of Directors,

_/s/_ Dr. Zhengyu (Zane) Wang
Dr. Zhengyu (Zane) Wang
Co-Chief Executive Officer,
Chairman of the Board

Date: November 19, 2018

5th Floor, Building D, BenQ Plaza, 207 Songhong Road, Changning District, Shanghai 200335, People’s Republic of China

Telephone: +86 021 6032 5999

China Rapid Finance Limited

CHINA RAPID FINANCE LIMITED

PROXY STATEMENT

General

The board of directors of China Rapid Finance Limited, a Cayman Islands company (the “Company”), is soliciting proxies for the annual general meeting of shareholders to be held on December 18, 2018 at 10:00 a.m., local time, or at any adjournment or postponement thereof (the “Annual General Meeting”).  The Annual General Meeting will be held at our corporate office located at 5th Floor, Building D, BenQ Plaza, 207 Songhong Road, Changning District, Shanghai 200335, People’s Republic of China.

Record Date, Share Ownership and Quorum

Record holders of Class A Ordinary Shares or Class B Ordinary Shares (collectively, “Ordinary Shares”) as of the close of business on November 13, 2018, New York time, are entitled to vote at the Annual General Meeting.  As of November 13, 2018, 58,973,604 of our Class A Ordinary Shares, par value US$0.0001 per share, and 6,785,606 of our Class B Ordinary Shares, par value US$0.0001 per share, were issued and outstanding. As of November 13, 2018, approximately 29,375,681 of our Class A Ordinary Shares were represented by American Depositary Shares (“ADSs”).  One or more holders of Ordinary Shares which represent, in aggregate, not less than one-third (1/3) of the votes attaching to all issued and outstanding Ordinary Shares and entitled to vote, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, shall be a quorum for all purposes.

Voting and Solicitation

Each Class A Ordinary Share shall be entitled to one (1) vote on all matters subject to the vote at the Annual General Meeting, and each Class B Ordinary Share shall be entitled to ten (10) votes on all matters subject to the vote at the Annual General Meeting; provided, however, that the holders of our Class B Ordinary Shares shall only be permitted to vote in aggregate a maximum of 9.5% of the aggregate number of votes that all holders of Ordinary Shares are entitled to make at the Annual

5th Floor, Building D, BenQ Plaza, 207 Songhong Road, Changning District, Shanghai 200335, People’s Republic of China

Telephone: +86 021 6032 5999

China Rapid Finance Limited

General Meeting (taking into account any number of votes Constructively Owned (as defined in the Fourth Amended and Restated Memorandum and Articles of Association of the Company, as amended, modified or restated from time to time) (the “Articles”) by such holders), except that if Dr. Zhengyu (Zane) Wang holds Class B Ordinary Shares, Dr. Wang shall only be permitted to vote a maximum of 37% of the aggregate number of votes that all holders of Ordinary Shares are entitled to cast at the Annual General Meeting (taking into account any number of votes Constructively Owned by Dr. Wang).  At the Annual General Meeting, every holder of Ordinary Shares present in person or by proxy may vote the fully paid Ordinary Shares held by such holder of Ordinary Shares. A resolution put to the vote of a meeting shall be decided on a poll. Except as required by applicable law and subject to the terms and conditions of the Articles, the holders of Class A Ordinary Shares and Class B Ordinary Shares shall vote together as one class on all matters submitted to a vote at the Annual General Meeting.  The affirmative vote of a simple majority of the votes of the holders of Ordinary Shares present in person or represented by proxy and entitled to vote at the Annual General Meeting will be required to ratify the appointment of the Company’s independent auditor, subject to the aforementioned limitations on the votes of the holders of Class B Ordinary Shares and of Dr. Wang.  In computing the majority, regard shall be had to the number of votes to which each holder of Ordinary Shares is entitled.

The costs of soliciting proxies will be borne by us.  Proxies may be solicited by certain of our directors, officers and regular employees, without additional compensation, in person or by telephone or electronic mail.  Copies of solicitation materials will be furnished to banks, brokers, fiduciaries and custodians holding in their names our Ordinary Shares or ADSs beneficially owned by others to forward to those beneficial owners.

Voting by Holders of Ordinary Shares

Holders of Ordinary Shares whose shares are registered in their own names may vote by attending the Annual General Meeting in person or by completing, dating, signing and returning the enclosed form of proxy to the attention of Mr. Kevin Kong, China Rapid Finance Limited, 5th Floor, Building D, BenQ Plaza, 207 Songhong Road, Changning District, Shanghai 200335, People’s Republic of China.  The form of proxy must arrive no later than the time for holding the Annual General Meeting or any adjournment thereof.

5th Floor, Building D, BenQ Plaza, 207 Songhong Road, Changning District, Shanghai 200335, People’s Republic of China

Telephone: +86 021 6032 5999

China Rapid Finance Limited

When proxies are properly completed, dated, signed and returned by holders of Ordinary Shares, the Ordinary Shares they represent, unless the proxies are revoked, will be voted at the Annual General Meeting in accordance with the instructions of the shareholder.  If no specific instructions are given by such holders, the Ordinary Shares will be voted “FOR” each proposal and in the proxy holder’s discretion as to other matters that may properly come before the Annual General Meeting.  Abstentions and broker non-votes will be counted as present for purposes of determining whether a quorum is present.  Abstentions will have the same effect as a vote against the ratification of the appointment of the independent auditor.  Broker non-votes will have the same effect as a vote against the ratification of the appointment of the independent auditor.

Please refer to this proxy statement for information related to the proposals.

Voting by Holders of American Depositary Shares

Citibank, N.A., as depositary of the ADSs, has advised us that it intends to mail to all record owners of ADSs this proxy statement, the accompanying notice of Annual General Meeting and a voting instruction card for record owners of ADSs.  Upon the written request of an owner of record of ADSs by such owner’s delivery of a properly completed, dated and signed voting instruction card to Citibank, N.A. prior to 10:00 am, New York City time on December 11, 2018, Citibank, N.A. will endeavor, in so far as practicable, to vote or cause to be voted the amount of Class A Ordinary Shares or other deposited securities represented by such ADSs, evidenced by American Depositary Receipts related to those ADSs, in accordance with the instructions set forth in such request. Citibank, N.A. has advised us that it will not vote or attempt to exercise the right to vote other than in accordance with those instructions.  As the holder of record for all the Class A Ordinary Shares represented by all of our ADSs, only Citibank, N.A. may vote those Class A Ordinary Shares at the Annual General Meeting.

If the enclosed voting instruction card is signed but the voting instructions fail to specify the manner in which to vote, Citibank, N.A. will vote in favor of the items set forth in the voting instructions.

5th Floor, Building D, BenQ Plaza, 207 Songhong Road, Changning District, Shanghai 200335, People’s Republic of China

Telephone: +86 021 6032 5999

China Rapid Finance Limited

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date or, if you hold Ordinary Shares, by attending the meeting and voting in person. A written notice of revocation must be delivered to the attention of China Rapid Finance Limited, if you hold our Ordinary Shares, or to Citibank, N.A. if you hold ADSs representing our Class A Ordinary Shares.

5th Floor, Building D, BenQ Plaza, 207 Songhong Road, Changning District, Shanghai 200335, People’s Republic of China

Telephone: +86 021 6032 5999

China Rapid Finance Limited

PROPOSAL
RATIFICATION OF APPOINTMENT OF THE INDEPENDENT AUDITOR

Background

We are asking holders of Ordinary Shares to ratify the Audit Committee’s appointment of PricewaterhouseCoopers ZhongTian LLP (“PwC”) as the Company’s independent auditor for the fiscal year ending December 31, 2018.  PwC is a registered public accounting firm with the Public Company Accounting Oversight Board (“PCAOB”), as required by the Sarbanes-Oxley Act of 2002 and the rules of the PCAOB.  In the event the holders of Ordinary Shares fail to ratify the appointment, the Audit Committee will reconsider this appointment. Even if the appointment is ratified, the Audit Committee, in its discretion, may direct the appointment of different independent auditors at any time during the year if the Audit Committee determines that such a change would be in the Company’s and its shareholders’ best interests.

Vote Required and Board Recommendation

If a quorum is present, the affirmative vote of a simple majority of the votes of the holders of Ordinary Shares present in person or represented by proxy and entitled to vote at the Annual General Meeting will be required to ratify the appointment of PwC as the Company’s independent auditor for the fiscal year ending December 31, 2018, subject to certain limitations as described above.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE PROPOSAL, THAT THE APPOINTMENT OF PWC AS THE COMPANY’S INDEPENDENT AUDITOR FOR THE FISCAL YEAR ENDING DECEMBER 31, 2018 BE RATIFIED, CONFIRMED, APPROVED AND ADOPTED.

5th Floor, Building D, BenQ Plaza, 207 Songhong Road, Changning District, Shanghai 200335, People’s Republic of China

Telephone: +86 021 6032 5999

China Rapid Finance Limited

OTHER MATTERS

We know of no other matters to be submitted to the Annual General Meeting.  If any other matters properly come before the Annual General Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By Order of the Board of Directors,

/s/ Dr. Zhengyu (Zane) Wang
Dr. Zhengyu (Zane) Wang
Co-Chief Executive Officer,
Chairman of the Board

Date: November 19, 2018

5th Floor, Building D, BenQ Plaza, 207 Songhong Road, Changning District, Shanghai 200335, People’s Republic of China

Telephone: +86 021 6032 5999